Exhibit 99.1

HEXO Reports Q2’23 Financial Results

  Achieved positive net income for the first time in Company history
  Adjusted gross margins increased from 40% to 45% while maintaining pricing
  SG&A and operating expenses continued to decrease
  Generated $5.3M in cash from operations
  $40.7M convertible debenture paid off during the period

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Québec--(BUSINESS WIRE)--March 16, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, today reported its financial results for the second quarter of the 2023 fiscal year (“Q2’23”). All currency amounts are stated in Canadian dollars unless otherwise noted.

“HEXO held firm to our long-term strategy this quarter and remained focused on our most profitable brands and maintaining fair prices,” said Charlie Bowman, President and Chief Executive Officer of HEXO. “While cannabis prices have dropped sharply across the market, it is our view that slashing prices is not a sustainable strategy. We’re confident our products will continue to deliver excellent value to customers and shareholders alike.”

“Our continued focus on profitability is yielding solid results, including positive net income before tax for the first time in our history,” noted Julius Ivancsits, Chief Financial Officer of HEXO. “SG&A spending is down 11 per cent or $1.5 million compared to the previous quarter. We also made significant progress in our trade accounts receivable with a $21 million reduction compared to the first quarter and have paid off $40.7 million in debt. Our adjusted gross margin lift to 45 per cent from 40 per cent last quarter, shows that we continue to align operations towards the path to profitability.”

“We launched several new products late in the quarter that flew off the shelves, validating our commitment to producing a range of high-quality products that customers want,” added Mr. Bowman. “Customer response to our revitalized portfolio of brands, which includes proven favourites and new proprietary strains, has been very positive. This feedback allowed us to further enhance our highest-performing lines and significantly increase production of our popular Redecan straight edge pre-roll products."

Significant Financial Results

  Improved total net income to $0.7 million, compared to a net loss of ($56.3) million from the first quarter of FY23 (Q1’23).
  Generated $5.3 million of cash from operations in Q2’23, an improvement of $34.1 million compared to ($28.8) million of cash used in Q1’23 and an improvement of $40.6 million compared to ($35.2) million of cash used in Q2’22.
  Recorded an Adjusted EBITDA loss of $(2.4) million, an increased loss of $1.8 million from Q1’23, however, when compared to Q2’22, Adjusted EBITDA has improved by $3.2 million.
  Net revenues decreased 26% to $24.2 million, compared to $35.8 million in Q1’23 and decreased 57% compared to $52.8 million of net revenue in Q2’22.
  Reported flat G&A expenses compared to Q1’23 and significant improvement compared to Q2’22 with cost-savings of $12 million.
  Improved selling, marketing and promotional costs by $1.4 million from Q1’23 with realized cost savings of $3.7 million when compared to Q2’22.
  On December 5, 2022, the Company’s 8% convertible debenture matured and a total of $40.7 million was paid upon the debt’s settlement.

Key Financial Results
(in thousands of Canadian dollars)

	For the three months ended			For the six months ended
	January 31,	October 31,	January 31,	January 31,	January 31,
	2023	2022	2022	2023	2022
	$	$	$	$	$
Revenue from sale of goods	35,268	52,884	72,014	88,152	141,511
Excise taxes	(11,809)	(17,340)	(19,251)	(29,149)	(38,786)
Net revenue from sale of goods	23,459	35,544	52,763	59,003	102,725
Service revenues[1]	702	227	-	929	225
Net revenue	24,161	35,771	52,763	59,932	102,950
Cost of goods sold	(26,337)	(35,563)	(61,302)	(61,899)	(144,285)
Gross loss before fair value adjustments	(2,176)	208	(8,539)	(1,967)	(41,335)
Realized fair value amounts on inventory sold	(5,194)	(19,966)	(9,966)	(25,160)	(22,726)
Unrealized gain on changes in fair value of biological assets	1,394	2,403	15,945	3,797	29,526
Gross (loss)/profit	(5,976)	(17,355)	(2,560)	(23,330)	(34,535)
Operating expenses	(23,771)	(23,164)	(667,296)	(46,937)	(790,431)
Loss from operations	(29,747)	(40,519)	(669,856)	(70,267)	(824,966)
Finance income (expense), net	(752)	(1,917)	(5,058)	(2,669)	(9,588)
Non-operating income (expense), net	34,169	(14,632)	(61,190)	19,537	(18,977)
Net income/(loss) before tax	3,670	(57,068)	(736,104)	(53,399)	(853,531)
Current and deferred tax recovery	(2,948)	813	25,218	(2,136)	25,373
Net income/(loss)	722	(56,255)	(710,886)	(55,535)	(828,158)
Other comprehensive income	(11,784)	4,201	20,632	(7,584)	20,996
Total net loss and comprehensive loss	(11,062)	(52,054)	(690,254)	(63,119)	(807,162)
[1]The Company notes that $1,069 of previously classified Service revenue has been reclassified to Revenue from sale of goods in the three months ended October 31, 2022.

Net Revenue

For the three months ended		Q2’23	Q1’23	Variance	Variance	Q2’22	Variance	Variance
		$	$	$	%	$	$	%
Adult-use cannabis net revenue		21,333	29,997	(8,664)	(29%)	36,114	(14,781)	(41%)
Beverage based adult-use sales		–	1,551	(1,551)	(100%)	3,867	(3,867)	(100%)
International sales		(265)	1,207	(1,472)	(122%)	8,231	(8,496)	(103%)
Domestic medical sales		550	581	(31)	(5%)	811	(261)	(32%)
Wholesales		1,841	2,208	(367)	(17%)	3,740	(1,899)	(51%)
Net revenue from the sale of goods		23,459	35,544	(12,085)	(34%)	52,763	(29,304)	(56%)
Service revenues[1]		702	227	475	(209%)	–	702	n/a
Total net revenues		24,161	35,771	(11,610)	(32%)	52,763	(28,602)	(54%)
Dried grams and gram equivalents sold	(kg)	16,449	19,360	(2,911)	(15%)	29,578	(13,129)	(44%)
  Q2’23 total net revenue was $24.1 million, a 32% decline when compared to Q1’23 net revenues of $35.8 million. The decline can be attributed to lower sales in Québec due to competitors dropping prices and taking market share, returns of certain seasonal holiday products due to low velocity, unavailable supply for certain demanded products and certain products being placed on hold due to pricing reductions in the key market of Ontario. The Company also ceased the recognition of cannabis infused beverage revenue during Q2’23 as the result of Truss Beverage Co. operationalizing their cannabis selling license. Price concessions of $0.26 million attributable to the international sales of Q1’23 were recognized in the period.
  Due to increased competition, net sales declined 54% relative to Q2’22 as the result of the HEXO brand’s decreased market share and performance in the key provincial markets of Ontario, Alberta and Québec. Conversely, the Company’s Redecan brand sales increased 9% from Q2’22, as the result of an increased emphasis on the Alberta market. The Zenabis subsidiary (which was deconsolidated in Q4’22 upon loss of control), contributed $3,551 of net sales in Q2’22, which are no longer applicable to the Company.

Cost of Goods Sold & Adjusted Gross Margin

The following table summarizes and reconciles the Company’s gross profit line items per IFRS to the Company’s selected non-IFRS financial measures adjusted cost of sales, gross profit/margin before adjustments and gross profit before fair value adjustments. Refer to the ‘Non-IFRS Measures’ section below for definitions.

	For the three months ended			For the six months ended
	January 31,	October 31,	January 31,	January 31,	January 31,
	2023	2022	2022	2023	2022
	$	$	$	$	$
Net revenue from the sale of goods	23,459	35,544	52,763	59,003	102,725
Adjusted cost of sales	(12,818)	(21,475)	(27,964)	(34,292)	(60,265)
Gross profit before adjustments	10,641	14,069	24,799	24,711	42,460
Gross margin before adjustments	45%	40%	47%	42%	41%
Depreciation included in COGS[2]	(4,675)	(4,773)	(5,973)	(9,448)	(10,942)
Write off of biological assets and destruction costs	-	-	(1,360)	-	(2,340)
Write off of inventory	(817)	(4,400)	(4,941)	(5,217)	(5,556)
Write (down)/up of inventory to net realizable value	(7,600)	(4,915)	(13,937)	(12,515)	(50,134)
Crystallization of fair value	-	-	(7,127)	-	(15,050)
Gross (loss)/profit before fair value adjustments	(2,451)	(19)	(8,539)	(2,469)	(41,562)
Realized fair value amounts on inventory sold	(5,194)	(19,966)	(9,966)	(25,160)	(22,726)
Unrealized gain on changes in fair value of biological assets	1,394	2,403	15,945	3,797	29,526
Gross (loss)/profit	(6,251)	(17,582)	(2,560)	(23,832)	(34,762)
[1] This is a supplementary financial measure. See section "Key Operating Performance Indicators" of the MD&A for additional details.

[2] The Company has modified the definition of the Non-IFRS metric gross profit/margin before adjustments to be net of depreciation included COGS in order to align with managements definition of the key metric, used in the evaluation and monitoring of the business, as well as to better align with the Company’s competitors defined measure.

  Total gross margin before adjustments improved to 45% in Q2’23 from 40% in Q1’23, in part as a result of a more favourable sales mix of higher margined product sales. Additionally, the reduced composition of $nil margin adult-use beverage and international sales contributed to gross margin improvement in Q2’23 compared to Q1’23, which contributed adjusted gross margins of $nil.
  Reductions to inventory write offs, impairments and net realizable value adjustments were recognized relative to Q2’22, as management continues to focus on aligning cultivation to demand and mitigate the risk of aged out and unsellable stock. Additionally, the crystallization of fair value from business combinations was fully realized in Q4’22 and therefore did not factor into Q1’23 or Q2’23.
  Unrealized gains on changes in fair value of biological assets declined due to a lower average percentage of completion state of crops on hand relative to Q1’23 as well as lower volume as the Cayuga site’s outdoor harvest was completed in the previous quarter. Compared to Q2’22 the Company reduced its total grow facilities through the deconsolidation and reorganization of its operational footprint, resulting in lower plants on hand. The decrease to weighted average selling prices and lower sales in the period led to the reduction in realized fair value amounts in inventory sold.
Operating Expenses

	For the three months ended			For the six months ended
	January 31,	October 31,	January 31,	January 31,	January 31,
	2023	2022	2022	2023	2022
	$	$	$	$	$
General and administration (“G&A”)	10,484	10,466	22,550	20,953	45,036
Selling, Marketing and promotion (“S,M&P”)	2,678	4,106	6,369	6,784	12,592
Share-based compensation	301	959	4,017	1,260	7,841
Research and development (“R&D”)	166	322	1,478	488	2,445
Depreciation of property, plant and equipment	839	784	1,140	1,623	3,196
Amortization of intangible assets	3,262	2,871	6,895	6,132	15,053
Restructuring costs	481	1,062	4,524	1,543	8,513
Impairment of property, plant and equipment	408	(611)	100,130	(203)	123,933
Impairment of intangible assets	-	-	140,839	-	140,839
Impairment of goodwill	-	-	375,039	-	375,039
Impairment of investment in associates	643	-	-	643	26,925
Derecognition of Onerous contract	(269)	-	-	(269)	-
Loss/(gain) on disposal of property, plant and equipment	133	(510)	(254)	(377)	74
Acquisition transaction and integration costs	4,645	3,715	4,569	8,360	28,945
Total	23,771	23,164	667,296	46,937	790,431

General and Administration Expenses by Nature

	For the three months ended		For the six months ended
	January 31,	January 31,	January 31,	January 31,
	2023	2022	2022	2022
	$	$	$	$
Salaries and benefits	2,595	9,487	5,491	19,633
General and administrative	5,089	4,754	8,835	10,389
Professional fees	2,565	6,379	5,939	12,540
Consulting	235	1,930	688	2,474
Total	10,484	22,550	20,953	45,036
  Total operating expenses in Q2’23 remained relatively flat from Q1’23. The moderate increase is attributed to a write down of the Company’s investment in associate, Truss CBD USA, as a result of management mutually ending the venture during the period.
  Operating expenses in Q2’23 decreased by $645.5 million, or 96%, compared to Q2’22. This was due to significant impairment charges related to the Company’s property, plant and equipment ($100.1 million), intangible assets ($140.8 million), and goodwill ($375.0 million) in Q2’22 as management rightsized the business and balance sheet.
  During the six months ended January 21, 2023 and excluding impairment charges, operating expenses in Q2’23 decreased by $77.2 million when compared to the same period of FY22, as a result of the general cost saving measures, realized efficiencies, reorganization of the business structure and the departmental restructuring of the consolidated operations.

Other Income and Losses

	For the three months ended			For the six months ended
	January 31,	October 31,	January 31,	January 31,	January 31,
	2023	2022	2022	2023	2022
	$	$	$	$	$
Interest and financing expenses	(1,263)	(2,467)	(5,251)	(3,730)	(10,555)
Interest income	511	550	193	1,061	967
Finance income (expense), net	(752)	(1,917)	(5,058)	(2,669)	(9,588)
Revaluation of financial instruments (loss)/gain	273	2	11,866	275	39,334
Share of loss from investment in associate and joint ventures	43	(2,398)	(2,669)	(2,355)	(4,818)
Loss on convertible debt fair value adjustments	31,777	(6,270)	(76,666)	25,506	(64,995)
Gain on sale of interest in BCI	-	-	9,127	-	9,127
Gain/(Loss) on investments	-	140	(297)	140	(576)
Foreign exchange (loss)/gain	3,709	(9,023)	(4,582)	(5,313)	920
Other income and losses	(1,633)	2,917	2,031	1,284	2,031
Non-operating income (expense), net	34,169	(14,632)	(61,190)	19,537	(18,977)
  Finance income (expense), net improved by $1.2 million quarter over quarter, driven by the repayment of the $40.1 million convertible debentures on December 5, 2022, resulting in lower quarterly interest expenses. Year over year, the improvement of $4.0 million is driven by the principal repayment of the $40.1 million convertible debentures on December 5, 2022, and the deconsolidation of the Zenabis subsidiary’s interest-bearing note in Q4'22.
  Total non-operating income of $34.2 million was generated during Q2’23, compared to the non-operating loss of ($14.6 million) in Q1’23. The improvement is the result of the fair value gain on the senior secured convertible note due to the quarterly payments of advisory fees and the impact on valuation due to the lower share price as compared to October 31, 2022. Favourable foreign exchange gains of $3.7 million were recorded in Q2’23 compared to unfavourable losses of ($9 million) in Q1’23.
  Total net non-operating expenses of $61.2 million in Q2’22 was the result of the ($76.7 million) unfavourable fair valuation gain under the original senior secured convertible note, and unfavourable CAD/USD foreign exchange losses. Offsetting the previous losses was the $11.9 million gain on revaluation of warrant liabilities due to favourable movement in the Company’s share price as well as the one-time $9.1 million gain on the sale of the joint venture Belleville Complex Inc. (“BCI”) in Q2’22.

Reconciliation of Adjusted Earnings before interests, taxes, depreciation and amortization to Total Net Loss Before Tax
(in thousands of Canadian dollars)

	Q2’23	Q1’23	Q2’22
	$	$	$
Total net loss before tax	3,670	(57,068)	(736,104)
Finance expense (income), net	752	1,917	5,058
Depreciation (cost of sales)	4,675	4,773	5,973
Depreciation (operating expenses)	839	784	1,140
Amortization (operating expenses)	3,262	2,871	6,895
Standard EBITDA	13,198	(46,723)	(717,038)

Investment (gains) losses	(35,802)	17,549	63,221
Non-cash fair value adjustments	3,800	17,563	1,148
Non-recurring expenses	5,126	4,777	9,093
Other non-cash items	11,266	6,236	637,978
Adjusted EBITDA	(2,412)	(598)	(5,598)
Select Balance Sheet Metrics (in thousands of Canadian dollars)

As at	January 31, 2023	July 31, 2022
	$	$
Cash & cash equivalents	34,233	83,238
Restricted funds	2,253	32,224
Trade receivables	23,939	42,999
Biological assets & inventory	50,590	82,315
Other current assets[2]	21,052	30,871
Accounts payable & accrued liabilities	32,129	72,581
Senior secured convertible note & convertible debenture	189,659	248,680
Adjusted working capital[1]	54,431	123,730
Property, plant & equipment	274,724	285,866
Assets held for sale	3,264	5,121
Total Assets	527,788	680,949
Total Liabilities	272,676	367,257
Shareholders' equity	255,112	313,692

[1] Defined as the Company’s current assets less current liabilities net of the senior secured convertible note. The note is classified as a current liability as the lender possess the ability to unilaterally convert the note to equity and therefore does not represent a cash-based liability to the Company within one-year of January 31, 2023. Working capital is utilized as a key metric for management in assessing the Company’s ability to meet its future obligations.

[2] Total current assets less cash and cash equivalents, restricted funds, trade receivables, biological assets and inventory.

Liquidity Risk

During the three and six months ended January 31, 2023, the Company reported operating losses of $29.7 million and $70.3 million, respectively; cash outflows from operating activities of $23.4 million in the six months ended January 31, 2023 (positive operating cashflows of $5.36 million generated in three months ended January 31, 2023) and an accumulated deficit of $1.8 billion and has yet to generate positive cashflows or earnings. The Company had a working capital deficiency of $111.0 million and held cash and cash equivalents of $34.2 million as at January 31, 2023 ($83.2 million at July 31, 2022).

The Company remains subject to, amongst other covenants, a minimum liquidity covenant of US$20 million under the Senior secured convertible note as well as a requirement to achieve Adjusted EBITDA of not less than US$1.00 for each quarter beginning in the three months ended April 30, 2023.

These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

Management will continue to evaluate potential private and public financing opportunities through the issuance of equity. Notably, the Company’s at-the-market program as initiated in May 2022, remains available to the Company (following certain legal and administrative filings) and authorizes the Company to issued equity up to US$40 million from treasury to the public, although the Company’s ability to access this entire amount may be affected by market conditions and the performance of the Company’s share price. Management may look to utilize this program to bridge cashflows during certain periods of volatility in order to manage its working capital obligations and remain compliant with the minimum liquidity covenant.

The Company has also commenced discussions with its lender regarding potential amendments to and/or covenant relief under the Senior Secured Convertible Note. No agreement has been reached to date and there can be no assurance that such agreement will be reached.

There can be no assurances however that financing alternatives will be available or available on terms that are acceptable to the Company, that the Company will be able to obtain favourable waivers and/or covenant relief from its lender under the Senior Convertible Note or that the Company’s savings initiatives alone will yield sufficient liquidity to meet the minimum liquidity or generate positive Adjusted EBITDA, in order for the Company to meet its covenant requirements and execute on its business plan. Should these efforts prove unsuccessful, there is uncertainty as to the Company’s ability to remain in compliance with the covenants of the Senior Secured Convertible Note over the next 12-month period. These circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

About HEXO Corp.

HEXO is an award-winning licensed producer of premium products for the global cannabis market. HEXO delivers a thoughtfully curated portfolio of both recreational and therapeutic cannabis products that inspire customer loyalty. HEXO’s brands include HEXO, Redecan, Original Stash, Bake Sale and T 2.0, as well as medical cannabis products.

HEXO’s world-class Canadian grow sites are unmatched in size, technological advantage and yield of high-quality cannabis, driving innovation through every step of the process. HEXO operates three major grow sites in Ontario and Québec, including one of the largest facilities in North America. HEXO Corp. is a publicly traded company under the tickers (TSX: HEXO) and (NASDAQ:HEXO).

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

The preceding press release should be read in conjunction with the management’s discussion and analysis (“MD&A”) and condensed interim consolidated financial statements and notes thereto as at and for the quarter ended January 31, 2023. Readers should also refer to the section regarding “Non-IFRS Measures” in the immediately following section of this press release. Additional information about HEXO is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company’s Annual Information Form for the year ended July 31, 2022 dated October 31, 2022.

Non-IFRS Measures

In this press release, reference is made to adjusted cost of sales, gross profit before adjustment, profit/margin before fair value adjustments, adjusted gross profit/margin, adjusted EBITDA, crystallization and adjusted working capital which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS, and are unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complementary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of a review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company's Management's Discussion and Analysis for the quarter ended January 31, 2023, filed under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov respectively.

Contacts

For media or investor inquiries please contact:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com